Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated April 1, 2024, with respect to the consolidated financial statements of Biora Therapeutics, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report also contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a working capital deficit and an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California

April 8, 2024